miax™

February 12, 2021

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Miami International Securities Exchange, LLC ("MIAX")
Amendment 2021-2 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2021-2 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit C – Updated By-Laws for MIAX PEARL, LLC;
New entity – ConvexityShares, LLC

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

1450 Brickell Avenue
Suite 1100, 11th Floor Loft
Miami, Florida 33131

miaxoptions.com

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 02/12/21	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

21000135

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: February 12, 2021

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2021.

Based upon relief from Commission Staff and difficulties arising from COVID-19,
Miami International Securities Exchange, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Emerald, LLC, MIAX Futures, LLC, MIAX Products, LLC, M 44 Holdings, LLC, The Bermuda Stock Exchange and M 402 Holdings, LLC, the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC. MIAX Futures, LLC is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

***<u>Officers of Miami International Holdings, Inc</u>*.**

The following persons are the officers of Miami International Holdings, Inc.:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Mark Wetjen	Executive Vice President, Futures and Innovative Products and Executive Regulatory Liaison Officer
Mark G. Bagan	Executive Vice President – US Futures Strategy
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel
Shawn Hughes	Senior Vice President – Project Management
Amy Neiley	Senior Vice President – Trading Operations and Listings

Name	Title
Roli Bhotika	Vice President – Head of Business Development
Rodney Hester	Vice President – Systems Infrastructure
James O’Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Charles Blades	Assistant Vice President - Controller
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Jack G. Mondel
William J. O’Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.

Name
Paul V. Stahlin
J. Gray Teekell
Christopher L. Whittington
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc.

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy
Paul Kotos
Robert D. Prunetti

Compensation Committee of Miami International Holdings, Inc.

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel
Rodney Hester	Vice President – Systems Infrastructure
Harish Jayabalan	Vice President – Technical Support and Product Specialist
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration
Charles Blades	Assistant Vice President - Controller

Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX FUTURES, LLC

1. *Name*: MIAX Futures, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The First Amended and Restated Limited Liability Company Agreement is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures, LLC

The following persons are the officers of MIAX Futures, LLC:

Name	Title
Thomas P. Gallagher	Chairman
Mark Wetjen	Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of MIAX Futures, LLC

The following persons are the directors of MIAX Futures, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated June 30, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated June 30, 2015 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President

Name	Title
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 11, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX PEARL, LLC</u>

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Shawn Hughes	Senior Vice President – Project Management
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Rodney Hester	Vice President – Systems Infrastructure
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Charles Blades	Assistant Vice President - Controller

Name	Title
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
William T. Bergman
Lindsay L. Burbage
Kurt M. Eckert
Leslie Florio
Michael Harrington
Richard Herr
Lawrence E. Jaffe
Benjamin Londergan
Mark I. Massad
John E. McCormac
Robert D. Prunetti
John Rothstein
Cynthia Schwarzkopf

Committees of MIAX PEARL, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Richard Herr

Technology Committee
Leslie Florio (Chair)
John E. McCormac
Kurt Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAX EMERALD, LLC

1. *Name*: MIAX Emerald, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Emerald, LLC</u>

The following persons are the officers of MIAX Emerald, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Shawn Hughes	Senior Vice President – Project Management
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Rodney Hester	Vice President – Systems Infrastructure
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance

Name	Title
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Charles Blades	Assistant Vice President - Controller
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

Directors of MIAX Emerald, LLC

The following persons are the directors of MIAX Emerald, LLC:

Name
Thomas P. Gallagher
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
David S. Fleming
Leslie Florio
Kimberly M. Guadagno
Paul Jiganti
Michael Juneman
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti

Committees of MIAX Emerald, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Compensation Committee
Robert D. Prunetti (Chair)
Marianne Deane
Joseph M. Kyrillos Jr.

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Kurt M. Eckert
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. MIAX Products, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180/, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated January 25, 2019 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated January 25, 2019 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

The following persons are the officers of MIAX Products, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

The following persons are the directors of MIAX Products, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. M 44 HOLDINGS, LLC

1. *Name*: M 44 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 21, 2019.

4. *Brief description of nature and extent of affiliation*: M 44 Holdings, LLC ("M 44") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 44 is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated June 21, 2019 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated June 26, 2019 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of M 44 Holdings, LLC</u>

The following persons are the officers of M 44 Holdings, LLC:

Name	Title
Thomas P. Gallagher	Chairman & Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel & Corporate Secretary
Douglas M. Shafer, Jr.	Executive Vice President & Chief Information Officer

<u>Directors of M 44 Holdings, LLC</u>

The following persons are the directors of M 44 Holdings, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
Address: 30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Hamilton, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Bye-Laws dated August 24, 2001, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of The Bermuda Stock Exchange</u>

The following persons are the officers of The Bermuda Stock Exchange:

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
James McKirdy	Chief Compliance Officer

<u>Council (Directors) of The Bermuda Stock Exchange</u>

The following persons are the council of The Bermuda Stock Exchange:

Council
Thomas P. Gallagher (Chairman)
David Brown (Deputy Chairman)
Jeff Conyers
Caroline Kennedy
Mark Massad
Michael Neff
Eric Sites
Murray Stahl
John Wight
Gregory A. Wojciechowski

<u>Committees of The Bermuda Stock Exchange</u>

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Susan Monkman
Sharon Beesley
Miguel DaPonte
Gregory A. Wojciechowski

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
Address: 30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Council (Directors) of BSD Nominee Limited

The following persons are the council of BSD Nominee Limited:

Council
Gregory A. Wojciechowski
James McKirdy

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. M 401 Corporation

1. *Name*: M 401 Corporation
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on June 25, 2020.

4. *Brief description of nature and extent of affiliation*: M 401 Corporation ("M 401") was wholly-owned by Miami International Holdings, Inc., which was the applicant's 100% owner until December 4, 2020.

5. *Brief description of business or functions*: M 401 was a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The By-Laws are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 401 Corporation

The following persons were the officers of M 401 Corporation until December 4. 2020:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 401 Corporation

The following persons were the directors of M 401 Corporation until December 4, 2020:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Yes – M 401 ceased business on December 4, 2020 when M 401 merged with and into MGEX Holdings, Inc. ("MGEX Holdings"), a Delaware corporation associated with MGEX. MGEX Holdings thereafter merged with and into M 402 Holdings, LLC with M 402 Holdings, LLC surviving the merger.

L. M 402 Holdings, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: M 402 Holdings, LLC ("M 402") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement and By-Laws are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 402 Holdings, LLC

The following persons are the officers of M 402 Holdings, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

The following persons are the directors of M 402 Holdings, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M. MINNEAPOLIS GRAIN EXCHANGE, LLC

1. *Name*: Minneapolis Grain Exchange, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5. *Brief description of business or functions*: MGEX is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the

Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7. MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Bylaws dated December 4, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Minneapolis Grain Exchange, LLC.

The following persons are the officers of Minneapolis Grain Exchange, LLC:

Name	Title
Mark G. Bagan	President & Chief Executive Officer
Layne G. Carlson	Treasurer, Corporate Secretary, Chief Compliance Officer & Chief Regulatory Officer
Jesse Marie B. Green	Chief of Staff & Assistant Corporate Secretary
James D. Facente, Jr.	Director & Chief Risk Officer – Market Operations, Clearing & IT

Directors of Minneapolis Grain Exchange, LLC

The following persons are the directors of Minneapolis Grain Exchange, LLC:

Name
Thomas P. Gallagher
De’Ana H. Dow
Michael V. Dunn
Steve Fanady
Bradley Griffith
Christopher T. Matzdorf
Kerry L. Melius
Murray Stahl

Standing Committees of Minneapolis Grain Exchange, LLC

Executive Committee
Murray Stahl, Chairperson
Kerry L. Melius, First Vice Chairperson
Steve Fanady, Second Vice Chairperson
Thomas P. Gallagher
Bradley Griffith

Audit Committee
Murray Stahl, Chairperson
Mark G. Bagan
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith

Nominations Committee
Bradley Griffith, Chairperson
De'Ana H. Dow
Michael V. Dunn
Christopher T. Matzdorf
Murray Stahl

Personnel & Compensation Committee
Steve Fanady, Chairperson
Bradley Griffith
Christopher T. Matzdorf
Kerry L. Melius
Murray Stahl

Regulatory Oversight Committee
Steve Fanady, Chairperson
De'Ana H. Dow
Michael V. Dunn

Risk Management Committee
Bradley Griffith, Chairperson
De'Ana H. Dow
Steve Fanady

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

N. CONVEXITYSHARES, LLC

1. *Name*: ConvexityShares, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*: Sponsor of certain exchange-traded products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated February 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Managers of ConvexityShares, LLC

The following are the managers of ConvexityShares, LLC:

Name
MIAX Futures, LLC
T3i US Holdings Inc.

Officers of ConvexityShares, LLC

The following persons are the officers of ConvexityShares, LLC:

Name	Title
John Zhu	President, Chief Executive Officer & Chief Compliance Officer
Melinda Ho	Treasurer, Chief Financial Officer & Secretary

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

AMENDED AND RESTATED BY-LAWS OF MIAX PEARL, LLC

(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of **MIAX PEARL, LLC**, a Delaware limited liability company (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on February 11, 2016, as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means MIAX PEARL, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) "Effective Date" means the date of effectiveness of these By-Laws.

(l) "ERP Agreement" means the agreement between the Exchange's parent holding company, Miami International Holdings, Inc., and ERP Members dated September 11, 2020 pursuant to which Units were issued.

(m) "ERP Director" means a MIAX PEARL Equities Industry Director who has been nominated by an ERP Member and appointed to the Board of Directors.

(n) "ERP Member" means an Exchange Member who acquired Units pursuant to an ERP Agreement sufficient to acquire an ERP Director or an Observer position.

(o) "Exchange" means the national securities exchange operated by the Company.

(p) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(q) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf' of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(r) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(s) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(t) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(u) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(v) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(w) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(x) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(y) "Measurement Period" means the time period over which Units are vested.

(z) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(aa) "Member Representative Director" means a Director who has been elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(bb) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(cc) "MIAX PEARL Equities" means the market of the Exchange on which equity securities are traded.

(dd) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(ee) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(ff) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(gg) "Observer" has the meaning set forth in Article II, Section 2.2 of the By-Laws.

(hh) "Performance Criteria" means the trades on MIAX PEARL Equities in an amount equal to a percentage of the average daily volume for National Market System securities on MIAX PEARL Equities as reported by the Consolidated Tape Association (CTA) and Unlisted Traded Privileges (UTP) Plans, or any successor plans, for a specified Measurement Period in an amount such that the ERP Member earns Units during such specified Measurement Period and as more fully set forth in the ERP Agreement.

(ii) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(jj) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(kk) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ll) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(mm) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(nn) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(oo) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(pp) "Unit" means the securities issued pursuant to the ERP Agreement.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board and Observer Rights

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors (including the ERP Directors) and Member Representative Directors elected pursuant to Article II, Section 2.4; and

(ii) The number of Member Representative Directors (which shall not include the ERP Directors) shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

(e) Any ERP Member (either by itself or with its affiliates) that is not otherwise represented on the Board may have the right to nominate one (1) ERP Director or appoint an Observer to the Board of Directors. If at any time such ERP Member is otherwise able to nominate an ERP Director hereunder but is unable to fill such position as a result of such ERP Member already having a representative on the Board, such ERP Member will have the right to nominate such Director in accordance with this Article II, Section 2.2(e) upon the resignation or removal of such Director already serving on the Board. The ERP Member's right to nominate a Director or appoint an Observer pursuant to this Section 2.2(e) shall be perpetual, subject to the provisions of Section 2.3 below. The nominee shall be appointed at the first annual meeting of the Company following the Effective Date.

(f) If an ERP Director position needs to be added pursuant to Article II, Section 2.2(e), such ERP Director shall be nominated by the applicable ERP Member and elected by the LLC Member and additional Director positions shall be added and filled at the same time as the election of the new ERP Director, as required to comply with the requirements set forth in Article II, Section 2.2(a) and (b).

(g) As per Section 2.2(e), a person may be invited to attend meetings of the Board in a nonvoting observer capacity as follows ("Observers"):

(i) Any ERP Member that is not otherwise represented on the Board shall have the right to appoint one individual as an Observer. If the ERP Member is otherwise able to nominate an ERP Director, an Observer appointment would be in lieu of such ERP Director nomination.

(ii) The ERP Member's right to appoint an Observer pursuant to this Section 2.2(g) shall be perpetual, subject to the provisions of Section 2.3 below. An Observer may not be subject to a statutory disqualification.

(iii) The Company shall invite the Observers to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its Directors at the same time and in the same manner as provided to such Directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) other than the ERP Directors shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer or the ERP Directors shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added. The Board term of the ERP Directors shall expire as set forth in Article II, Section 2.3 (c) and (d) below.

(c) In the event that an ERP Member (either by itself or with its affiliates) who has the right to nominate an ERP Director and which fails to meet its Performance Criteria for three consecutive Measurement Periods, the individual designated by the non-performing ERP Member shall immediately cease to be an ERP Director of the Company and such ERP Member shall cease to have the right to nominate an ERP Director. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may renominate an ERP Director for election at the immediately following annual meeting of the Company.

(d) An individual ERP Director or Observer position shall be immediately terminated following the transfer of common stock or warrants of the LLC Member acquired pursuant to the ERP Agreement by an ERP Member which, after giving effect to such transfer, results in such ERP Member holding less than 25% of the aggregate number of shares of common stock of the LLC Member issued or issuable pursuant to the Units acquired pursuant to the ERP Agreement collectively.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4. For Director positions requiring persons who qualify as ERP Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the applicable ERP Members having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange

Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 [Reserved]

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

(c) If an ERP Director position becomes vacant for a reason other than failure by an ERP Member to meet its Performance Criteria as set forth in Article II, Section 2.3(c), then the LLC Member shall follow the procedures set forth in this Section 2.8(c). In such an event, the Nominating Committee shall recommend an individual to the LLC Member to be elected to fill such vacancy that has been nominated by the applicable ERP Member having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws. The LLC Member shall elect, pursuant to this Section 2.8(c), only individuals recommended by the Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director or ERP Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board**. The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, shall appoint a Compensation Committee consisting of Non-Industry Directors. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance and recommending compensation and personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board's Compensation Committee for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a

Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Quality of Markets Committee.

The Chairman, with the approval of the Board, shall appoint a Quality of Markets Committee. The Quality of Markets Committee shall provide advice and guidance to the Board on issues relating to the fairness, integrity, efficiency and competitiveness of the information, order handling and execution mechanisms of the Exchange from the perspective of investors, both individual and institutional, retail firms, market making firms, Exchange listed companies and other market participants. The Quality of Markets Committee shall include broad representation of participants in the Exchange, including investors, market makers, integrated retail firms and order entry firms. The Quality of Markets Committee shall include a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Quality of Markets Committee. The number of Non-Industry members of the Quality of Markets Committee shall equal or exceed the sum of the number of Industry members and Member Representative members.

Section 4.7 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the Exchange Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The Compensation of the Chairman, the Vice Chairman and the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, Observers, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, Observers, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, Observers, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: February 11, 2021

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CONVEXITYSHARES, LLC", FILED IN THIS OFFICE ON THE THIRD DAY OF DECEMBER, A.D. 2020, AT 3:13 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

4326072 8100
SR# 20208551245

Authentication: 204227546
Date: 12-03-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:13 PM 12/03/2020
FILED 03:13 PM 12/03/2020
SR 20208551245 - File Number 4326072

STATE OF DELAWARE

CERTIFICATE OF FORMATION

OF

CONVEXITYSHARES, LLC

This Certificate of Formation of ConvexityShares, LLC (the "Company"), dated as of December 3, 2020, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. Sec. 18-101, et seq.).

FIRST: The name of the limited liability company formed hereby is ConvexityShares, LLC.

SECOND: The address of its registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The period of duration of the Company is perpetual.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of ConvexityShares, LLC as of the date first above written.

/s/ Diane L. Giacomozzi
Diane L. Giacomozzi
Authorized Person

CONVEXITYSHARES, LLC

LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

DATED AS OF FEBRUARY 5, 2021

<u>**TABLE OF CONTENTS**</u>

Page

EXHIBITS

LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF CONVEXITYSHARES, LLC

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement") of ConvexityShares, LLC (the "Company") is made and entered into as of February 5, 2021 (the "Agreement Date") by and between (i) T3i US Holdings Inc., a Delaware corporation ("T3") and (ii) MIAX Futures, LLC, a Delaware limited liability company ("MIAX"). T3 and MIAX are sometimes hereinafter collectively referred to as the "Members" and individually as a "Member".

WHEREAS, the Company was formed pursuant to a Certificate of Formation (as such certificate may be amended and/or restated from time to time, the "Certificate of Formation") filed with the Secretary of State of the State of Delaware on December 3, 2020;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
DEFINED TERMS

In addition to the defined terms above set forth, the following terms shall have the definitions hereinafter indicated whenever used in this Agreement with initial capital letters:

"Act" means the Delaware Limited Liability Company Act, Delaware Code Ann. 6, Sections 18-101, *et seq*.

"Affiliate" means, with respect to any Person, a Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, the Person specified.

"Agreement" shall have the meaning set forth in the recitals.

"Agreement Date" shall have the meaning set forth in the recitals.

"Bid Price" is defined in Section 4.4(b).

"Buy/Sell Event" is defined in Section 4.4(b).

"Capital Account" is defined in Section 3.8.

"Capital Contribution" means, with respect to any Member, the amount of capital and the initial Gross Asset Value of any property (other than money) contributed to the Company by such Member pursuant to this Agreement.

"Certificate of Formation" shall have the meaning set forth in the recitals.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time.

"Company" shall have the meaning set forth in the recitals.

"Company Financing" is defined in Section 3.4.

"Company Minimum Gain" has the meaning set forth in Treasury Regulations Section 1.704-2(b) (2) for the phrase "partnership minimum gain." The amount of Company Minimum Gain, as well as any net increase or decrease in Company Minimum Gain, for any relevant period shall be determined in accordance with the rules of Treasury Regulations Section 1.704-2(d).

"Control" means the possession or ownership, directly or indirectly, of either of the following:

(a) (i) in the case of a corporation, more than 50% of the outstanding voting securities thereof; (ii) in the case of a limited liability company, partnership, limited partnership or joint venture, the right to more than 50% of the distributions (including liquidating distributions) therefrom; (iii) in the case of a trust or estate, including a business trust, more than 50% of the beneficial interest therein; and (iv) in the case of any other entity, more than 50% of the economic or beneficial interest therein; or

(b) in the case of any entity, the power or authority, through ownership of voting securities, by contract or otherwise, to exercise a controlling influence over the management of the entity.

"Controlling Person" has the meaning given to it in the context of Section 15 of the Securities Act of 1933, as amended.

"Defaulting Member" is defined in Section 3.3.

"Depreciation" means, for each fiscal year or other period, an amount equal to the federal income tax depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managers.

"Electing Member" is defined in Section 4.4(b).

"Election Notice" is defined in Section 4.4(b).

"Emergency" means an unanticipated event or circumstance that involves the Company, the Product, or any of its material assets which would, in the reasonable opinion of the Managers, result in a Material Adverse Effect to the Company.

"Emergency Expenditures" means costs and expenses incurred in connection with an Emergency including payment of debt service obligations, insurance premiums, and/or other costs and expenses reasonably necessary to protect and preserve the value of the Company or the Product.

"Encumbrance" means a pledge, alienation, mortgage, hypothecation, encumbrance or similar collateral assignment by any other means, whether for value or no value and whether voluntary or involuntary (including, without limitation, by operation of law or by judgment, levy, attachment, garnishment, bankruptcy or other legal or equitable proceedings).

"Entity" means any general partnership, limited partnership, limited liability partnership, corporation, limited liability company, joint venture, trust, business trust, cooperative or association.

"Event of Bankruptcy" as to any Person means the (a) filing of a petition for relief as to any such Person as debtor or bankrupt under the Bankruptcy Code or like provision of law (except if such petition is contested by such Person and has been dismissed within ninety (90) days); (b) insolvency of such Person as finally determined by a court proceeding; (c) filing by such Person of a petition or application to accomplish the same or for the appointment of a receiver or a trustee for such Person or a substantial part of its assets; or (d) commencement of any proceedings relating to such Person under any other reorganization, arrangement, insolvency, adjustment of debt or liquidation law of any jurisdiction, whether now in existence or hereinafter in effect, either by such Person or by another, provided that if such proceeding is commenced by another, such Person indicates its approval of such proceeding, consents thereto or acquiesces therein, or such proceeding is contested by such Person and has not been finally dismissed within ninety (90) days.

"Excluded Indemnification Matters" means as used herein as the context implies, with respect to any Person, any of the following enumerated acts itself, or any liabilities, costs and expenses (including, without limitation, reasonable attorneys' fees and disbursements) resulting from the felonious criminal action, gross negligence, willful misconduct, fraud, intentional violation of law to, of or by such Person.

"Executive Order" is defined in Section 11(g).

"Fiscal Year" is defined in Section 6.5.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for U.S. federal income tax purposes, except as follows:

(a) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers as of the following times: (i) the acquisition of an additional interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for such Member's entire interest in the Company; (iii) the grant of a more than de minimis interest in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member; (iv) any issuance of a profits interest; and (v) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(b) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Managers; and

(c) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), Sections 3.1(c) and 4.2 hereof and subparagraph (c) under the definition of Net Income and Net Losses hereunder; provided, however, that Gross Asset values shall not be adjusted pursuant to this definition to the extent the Managers reasonably determines that an adjustment pursuant to subparagraph (a) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (c).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (a) or (c) of this definition, then such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Losses.

"Guarantor" is defined in Section 3.5.

"Guaranty" is defined in Section 3.5.

"Joint Decision" is defined in Section 4.3.

"Joint Decision Notice" is defined in Section 4.3

"License Agreement" means the Amended and Restated License, Commercialization and Investment Agreement, dated as of February 14, 2019, by and among T3i Pty LTD, Triple Three Partners Pty LTD, Miami International Holdings, Inc. and MIAX Products, LLC, as amended from time to time.

"Material Adverse Effect" means a material adverse effect on (a) the financial condition, business, business integrity, performance or operations of the Company or the Operating Plan; (b) the legality, validity or enforceability of this Agreement; or (c) the Product.

"Members" mean, collectively, T3 and MIAX and/or any other Person who is hereafter admitted as a member of the Company in accordance with this Agreement and applicable law.

"Member Loan" is defined in Section 3.3.

"Member Nonrecourse Debt" has the meaning of "partner nonrecourse debt" that is set forth in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" has the meaning of "partner nonrecourse debt minimum gain" that is set forth in Treasury Regulations Section 1.704-2(i)(2).

"Member Nonrecourse Deductions" has the meaning of "partner nonrecourse deductions" that is set forth in Treasury Regulations Section 1.704-2(i)(1).

"Membership Interest" means the interest, as a Member, of any Person in the Company.

"Net Cash Flow" means, with respect to any Fiscal Year or other accounting period designated by the Managers (subject to Section 4.2 below), all cash revenues derived from operations of the Company (excluding Capital Contributions), and amounts previously set aside released pursuant to the approved Operating Plan, less the following payments and expenditures to the extent the same are made from such cash revenues received by the Company: (i) all principal and interest payments on mortgages and other indebtedness of the Company and all other sums paid to lenders; (ii) expenditures, other than from funds previously reserved by the Members for contingencies, to acquire, improve, replace or repair capital assets; (iii) all cash expenditures incurred incident to the operation of the Company's business (including, without limitation, any marketing, distribution or advisory expenses paid to third parties); (iv) reasonable additions to any replacement reserves (subject to Section 4.2 below); and (v) reserves for contingencies as established by the approved Operating Plan.

"Net Income" and "Net Loss" means for each relevant period an amount equal to the Company's taxable income or loss for such period, determined in accordance with Code Section 703(a) (provided that for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) the amount of all income during such period that is exempt from federal income tax and is not otherwise taken into account in computing Net Income or Net Loss pursuant to this provision shall be added to such taxable income or loss;

(ii) the amount of any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Loss pursuant to this provision, shall be subtracted from such taxable income or loss;

(iii) if the Gross Asset Value of an asset that is contributed to the Company (or, if the Gross Asset Value is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f), such adjusted Gross Asset Value) differs from its adjusted basis for federal, state, or local income tax purposes, the amount of depreciation, amortization, and other cost recovery deductions shall be determined in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g), and the amount of gain or loss from a disposition of such asset shall be computed by reference to such Gross Asset Value or such adjusted Gross Asset Value;

(iv) gain or loss recognized by the Company on the disposition of any asset shall be determined by reference to Gross Asset Value, rather than by reference to the tax basis, of such asset as of the date of such sale or disposition; and

(v) if the Gross Asset Value of a Company asset is adjusted pursuant to clause (i) or (ii) of the definition of Gross Asset Value, the adjustment amount shall be treated as gain or loss from the disposition of the asset.

If the Company's taxable income or loss for such relevant period, as adjusted in the manner provided above, is a positive amount, such amount shall be the Company's Net Income for such period; and if a negative amount, such amount shall be the Company's Net Loss for such period. Notwithstanding any other provision of this definition of "Net Income" and "Net Loss," any items that are specifically allocated pursuant to Section 6.2 shall not be taken into account in computing Net Income or Net Loss.

"Non-Defaulting Member" is defined in Section 3.3.

"Non-Electing Member" is defined in Section 4.4(b).

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

"Operating Plan" is defined in Section 7.1(b).

"Partnership Representative" is defined in Section 6.7(a).

"Patriot Act" is defined in Section 11(g).

"Percentage Interests" means 50% for MIAX and 50% for T3, as such amounts may be adjusted pursuant to the terms of this Agreement.

"Person" means and includes any individual or Entity.

"Product" means any exchange traded product contemplated by the Members including, without limitation, ConvexityShares Daily 2x SPIKES Futures ETF and ConvexityShares 1x SPIKES Futures ETF.

"Purchase or Sale Notice" is defined in Section 4.4(b).

"Purchase Price" is defined in Section 4.4(b).

"Regulations" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Regulations shall include any corresponding provisions of succeeding, similar, substitute proposed or final Regulations.

"Regulatory Allocations" is defined in Section 6.2(j).

"Transfer" and "Transferred" means a sale, transfer, assignment, gift, bequest or disposition by any other means, whether for value or no value and whether voluntary or involuntary (including, without limitation, by realization upon any Encumbrance or by operation of law or by judgment, levy, attachment, garnishment, bankruptcy or other legal or equitable proceedings).

"Withdrawal" (including the forms Withdraw, Withdrawing and Withdrawn) means an Event of Bankruptcy, dissolution, liquidation, or voluntary withdrawal or retirement from the Company, or the sale, assignment, pledge, transfer or encumbrance voluntarily or involuntarily by a Member of its Interest.

ARTICLE 2
ORGANIZATION

2.1 Continuation.

(a) The Company was formed as a limited liability company under the Act by the filing of the Certificate of Formation. Diane L. Giacomozzi has heretofore served as an "authorized person" within the meaning of the Act and executed, delivered and filed the Certificate of Formation. As of the Agreement Date, and upon the admission to the Company of the Members in accordance with Section 3.1(a), Ms. Giacomozzi's powers as an authorized person shall cease and the Managers shall become and continue as the designated "authorized persons" within the meaning of the Act.

(b) The Members hereby agree to continue the company as a limited liability company under the Act, upon the terms and subject to the conditions set forth in this Agreement. If any terms of this Agreement are inconsistent with any terms of the Act which are not mandatory, then the terms of this Agreement shall control. Subject to the terms hereof, the Managers are hereby authorized to file and record any amendments to the Certificate of Formation and such other documents as may be required or appropriate under the Act or the laws of any other jurisdiction in which the Company may conduct business or own property.

2.2 Name and Principal Place of Business.

(a) The name of the Company is set forth on the cover page to this Agreement. The Managers may change the name of the Company or adopt such trade or fictitious names for use by the Company as it may from time to time determine with prior written notice to and consent of the Members. All business of the Company shall be conducted under such name, and title to all Company property shall be held in such name.

(b) The principal place of business and office of the Company shall be located at 7 Roszel Road, Suite 1A, Princeton, NJ 08540, or at such other place or places as the Managers (with prior notice to the Members) may from time to time designate.

2.3 Term. The term of the Company commenced on the date of the filing of the Certificate of Formation pursuant to the Act, and shall continue until dissolved in accordance with the provisions of this Agreement or as otherwise provided by law.

2.4 Registered Agent and Registered Office. The name of the Company's registered agent for service of process shall be Corporation Service Company, and the address of the Company's registered agent in the State of Delaware shall be 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. Such agent and such office may be changed from time to time by the Managers with prior notice to the Members.

2.5 Purpose; No Partnership Intended.

(a) The nature of the business or purpose to be conducted or promoted by the Company is: (i) the trading, marketing and promotion of the Product, (ii) to register and act as a Commodity Pool Operator and Commodity Trading Advisor in accordance with applicable law, and (iii) to engage in any lawful act or activity, enter into any agreement and to exercise any powers permitted to limited liability companies formed under the Act that are incidental to or necessary, suitable or convenient for the accomplishment of the purposes specified above.

(b) The Company shall exist for the purposes and business specified in Section 2.5(a) and this Agreement shall not be deemed to create a partnership under the Delaware Revised Uniform Partnership Act or a joint venture or other arrangement among the Members with respect to any actions whatsoever other than the purposes and business specified in Section 2.5(a) and the activities related thereto.

2.6 Limitation on Liability. Except as otherwise expressly provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member of the Company. Except as otherwise expressly provided in the Act, the liability of each Member shall be limited to (i) the amount of Capital Contributions required to be made by such Member in accordance with the provisions of this Agreement, but only when and to the extent the same shall become due pursuant to the provisions of this Agreement and (ii) such other payment obligations as are expressly set forth herein. Notwithstanding the foregoing or anything to the contrary in this Agreement, except as otherwise provided, no Member shall have any liability beyond its interest (including the right to receive distributions hereunder) in the Company and no property or assets of any Member's direct or indirect members, partners, officers, employees, directors, shareholders or principals, disclosed or undisclosed shall be subject to levy, execution, attachment or other enforcement procedure for the satisfaction of any judgment or remedy in favor of the other Member or the Company against such Member for any matter arising under this Agreement.

ARTICLE 3
RIGHTS AND OBLIGATIONS OF THE MEMBERS

3.1 Members.

(a) As of the Agreement Date, T3 and MIAX are each hereby admitted as Members of the Company.

(b) The names of the Members, their addresses, contact information and Percentage Interests held are listed on Exhibit A. Exhibit A shall be amended from time to time by any Manager without requiring the consent of any Member to reflect the change in a Member's name, address or contact information, the resignation of any Member, the admission of any additional Member, Transfers of Membership Interests or the issuance of additional Membership Interests, in each case, pursuant to, and in accordance with, the terms and conditions of this Agreement. The Managers shall, upon each amendment to Exhibit A, provide each Member with a copy of such amended Exhibit A.

3.2 Capital Contributions.

(a) Following the date of this Agreement, MIAX shall make an initial Capital Contribution to the Company at a time and in an amount to be agreed upon by the Members. Except for amounts specifically contemplated by an approved Operating Plan or as otherwise agreed to by the Members, no Member shall be required to make any additional Capital Contributions to the Company.

(b) Except for amounts specifically contemplated by an approved Operating Plan or as otherwise agreed to by the Members, any additional Capital Contributions required to satisfy fees, costs and expenses of the Company related to its operations, and any and all Emergency Expenditures, shall be funded exclusively by MIAX.

3.3 Failure to Make a Capital Contribution. In the event that a Member fails to make a Capital Contribution required under Sections 3.2 of this Agreement (the "Defaulting Member"), the other Member (the "Non-Defaulting Member") shall have the right to fund the amount in default as a member loan ("Member Loan") which Member Loan shall bear interest at a rate equal to the lesser of fifteen percent (15%) or the maximum legal rate. In accordance with Section 5.1(d) below, any such Member Loan and all interest thereon shall be repaid prior to any distributions to the Members pursuant to Section 5.1. All payments on account of such Member Loan shall be applied first to interest and then to principal. If two Members have made Member Loans pursuant to this Section 3.3, the Company shall make payments on account of such Member Loans to each of them simultaneously in proportion to the amounts of interest and principal owed to each Member with respect to their respective Member Loans. To the maximum extent permitted by applicable law, interest on such loans shall compound monthly.

3.4 Company Financings. Subject to the approval of the Members in accordance with Section 4.3, the Company may incur indebtedness in the form of a loan and/or line of credit from a national, regional or local financing institution on market-rate terms (each, a "Company Financing"). At any time, and with the approval of the Members, the Managers may elect to pay-off, refinance or seek alternative indebtedness to a Company Financing or any replacement therefor on terms and conditions reasonably satisfactory to the Managers.

3.5 Required Guarantees. If in connection with any Company Financing, which the Members have approved, any lender requires one or more guarantees (each, a "Guaranty"), and in connection therewith provide any collateral or credit support therefor (e.g., letter of credit, cash deposits, etc.) to support any such guarantees to facilitate the closing and funding of any such authorized Company Financing, the one or more of the Managers shall, or shall cause a Person affiliated with such Manager and acceptable to the lender to, provide such Guaranty or credit support to lender (each, a "Guarantor"). Any Guarantor shall be indemnified by the Company to the same extent as if such Manager were entitled to be indemnified hereunder and pursuant to each of the terms and conditions of Section 4.8. In no event shall any Member be required to provide a Guaranty or any collateral in connection therewith at any time or be liable in any way to any other Member for providing such Guaranty. Any collateral provided in connection with any guaranty shall not be treated as a Capital Contribution by a Member in any respect. Any cost to provide any collateral or credit support for a Guaranty shall be a Company expense.

3.6 Return of Capital; No Interest on Capital. Except as expressly provided in this Agreement, no Member shall be entitled to the return of any or all of its Capital Contribution. Neither a Member's Capital Account nor its Capital Contribution shall earn interest.

3.7 No Third-Party Beneficiary. No creditor or other third party having dealings with the Company shall have the right to enforce the right or obligation of any Member to make Capital Contributions or to pursue any other right or remedy hereunder or at law or in equity, it being understood and agreed that the provisions of this Agreement shall be solely for the benefit of, and may be enforced solely by, the parties hereto and their respective successors and assigns. None of the rights or obligations of the Members herein set forth to make Capital Contributions to the Company shall be deemed an asset of the Company for any purpose by any creditor or other third party, nor may such rights or obligations be sold, Transferred or assigned by the Company or pledged or encumbered by the Company to secure any debt or other obligation of the Company or of any of the Members.

3.8 Capital Accounts. There shall be established for each Member on the books of the Company, as of the Agreement Date, a "Capital Account" which shall be established and maintained in accordance with the following:

(a) To each Member's Capital Account there shall be credited the amount of cash and the fair market value of any other property contributed to the Company by such Member pursuant to any provision of this Agreement, such Member's allocable share of Net Income, the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member, and any items in the nature of income or gain which are specially allocated to such Member pursuant to Sections 6.4 or 6.5.

(b) From each Member's Capital Account there shall be debited the amount of cash and the fair market value of any Company property distributed to such Member pursuant to any provision of this Agreement, such Member's allocable share of Loss, the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company, and any items in the nature of expenses or losses which are specially allocated to such Member pursuant to Sections 6.4 or 6.5.

(c) The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations.

ARTICLE 4
MANAGEMENT OF THE COMPANY

4.1 Management. The Company and its business shall be managed, controlled and operated exclusively by the Managers (the "Managers"), who each shall be a "manager" of the Company within the meaning of Section 18-101(10) of the Act and shall have all of the powers and authority in respect of the Company permitted to managers under the Act. Each of the Members acknowledges and agrees that each Manager shall have the authority, powers and responsibilities set forth herein. Except for (a) matters subject to approval pursuant to Section 8.3 and (b) as otherwise required by applicable law, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Managers, who shall take all actions for and on behalf of the Company. The Managers may, from time to time, designate one or more officers, with such titles as may be designated by the Managers, to act in the name of the Company with such authority as may be delegated to such officers by the Managers (each such designated person, an "Officer"). Any such Officer shall act pursuant to such delegated authority until such Officer is removed by the Managers. Any action taken by an Officer designated by the Member pursuant to authority delegated to such Officer shall constitute the act of and serve to bind the Company.

4.2 Managers. The Managers shall be the Persons designated to act as such hereunder from time to time. As of the Agreement Date, the initial Managers shall be T3 and MIAX.

4.3 Joint Decisions. Notwithstanding any other Section of this Agreement, the Managers shall have no authority to perform any act in violation of applicable law and shall not enter into any agreement or contract or take any action that would directly or indirectly subject the Members to personal liability. Furthermore, the Managers shall not do, nor cause the Company to do, any of the following acts without in each and every instance the approval of the Members, except to the extent such acts are approved in an applicable Operating Plan (collectively, the "Joint Decisions"):

(a) Other than the License Agreement, enter into, amend or otherwise modify any license agreement with respect to any index;

(b) Enter into any platform services agreement;

(c) Enter into any management agreement or other services agreement with respect to any exchange-traded fund;

(d) Make any regulatory filings or any amendments or modifications thereto;

(e) Enter into any service agreement with respect to CFO, CCO, CRO or similar services except as contemplated by this Agreement;

(f) Acquire, sell, lease or dispose of any Company assets other than (i) acquisitions, sales, leases or dispositions in accordance with the approved Operating Plan, (ii) dispositions of obsolete, worn out, surplus or replaced personal property not used or useful in the development, operation or maintenance of the applicable Project, or (iii) as otherwise set forth in this Agreement;

(g) Enter into any Company Financing, including any associated Guaranty;

(h) Make distributions to the Members other than in accordance with Section 5.1;

(i) Amend or modify any Operating Plan;

(j) Except pursuant to Section 13.2, amend this Agreement;

(k) Except as specifically allowed herein or in the Operating Plan, pay any fee or any compensation to any Member or any Affiliate of any Member;

(l) Admit any member or partner (except in connection with a Permitted Transfer);

(m) Consent to the withdrawal of any member from the Company;

(n) File for bankruptcy, appoint a receiver or trustee or make a transfer for the benefit of creditors, or initiate any dissolution, liquidation or reorganization of the Company;

(o) Lend funds belonging to the Company to either Member or any third party, or extend to any Person credit on behalf of the Company;

(p) Require additional capital from the Members (except as otherwise herein provided) or raise additional capital from new members in the Company;

(q) Enter into any merger, reorganization or recapitalization of the Company, or any dissolution, liquidation or termination of the Company, except in accordance with the terms of this Agreement;

(r) Approve a new manager;

(s) Hire any employees, enter into or adopt any bonus, profit sharing, thrift, compensation, option, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or employees of the Company or any Affiliate thereof;

(t) Dissolve or wind up the Company except in accordance with Article 10 hereof;

(u) Cause or permit the Company to engage in any business or activity that is not within the purpose of the Company, as set forth in this Agreement, or to change such purpose;

(v) Change the tax classification of the Company;

(w) Make, change or revoke any tax election for the Company (other than the tax elections set forth or otherwise described in this Agreement) or causing or permitting any Subsidiary Company to make, change or revoke any material tax election;

(x) Commingle funds of the Company with the funds of any other Person;

(y) Permit the Transfer of any Member's Membership Interest in the Company, except in accordance with Article 8 hereof; or

(z) Appoint a new Partnership Representative in accordance with Section 6.7(a) or take any action as the Partnership Representative pursuant to Section 6.7(b).

Should any Manager desire to take any of the above-described actions, such Manager shall notify the Members of such fact in writing (each such notice, a "Joint Decision Notice") in accordance with the notice provisions set forth herein. If a Member fails to respond either affirmatively or negatively in writing to the Manager within ten (10) business days of the date of a Joint Decision Notice, such Member shall be deemed to have given its approval to the action proposed by such Manager. Each Member acknowledges that it shall endeavor to respond to any Joint Decision Notice given by a Manager within five (5) business days.

4.4 Dispute or Disagreement; Buy/Sell.

(a) In the event of any dispute or disagreement between T3 and MIAX as to any matter which requires their approval under this Agreement, including any Joint Decision, either or both may set forth their respective positions and disagreements in writing and give notice of same to the other and the Members shall make a good faith effort to promptly resolve the dispute or disagreement. If despite such good faith efforts the dispute or disagreement is not resolved at the expiration of thirty (30) days from the time any such notice is issued, then either Member may employ the procedures set forth in Section 4.4(b).

(b) At any time that the circumstances set forth Section 4.4(a) shall have occurred, either Member (in any such case, the "Electing Member"), by irrevocable written notice (the "Election Notice") to the other Member (the "Non-Electing Member"), may declare that a "Buy/Sell Event" has occurred and initiate the provisions of this Section 4.4(b); provided, that no Member may issue an Election Notice when such Member is in default under this Agreement. For the avoidance of doubt, upon receipt of such Election Notice by the Non-Electing Member, such Non-Electing Member shall have no further right to issue an Election Notice to the Electing Member. The Election

Notice shall include the Electing Member's good faith estimate of the fair market value of one hundred percent (100%) of all the assets of the Company (the "Bid Price") together with such financial information relating to all of the assets of the Company, including the Products, that is available to the Electing Member, so as to permit the Non-Electing Member to make a decision with respect to the Election Notice. Within forty-five (45) days following the receipt by the Non-Electing Member of the Election Notice, the Non-Electing Member shall notify the Electing Member (the "Purchase or Sale Notice") either that (i) the Non-Electing Member has elected to purchase the Electing Member's Membership Interest for the Purchase Price, determined as provided below, or (ii) the Non-Electing Member has elected to sell its Membership Interest to the Electing Member for the Purchase Price, determined as provided below. The "Purchase Price" in each case shall be the amount the selling Member would receive as a distribution from the Company if all of the assets of the Company were sold for the Bid Price, the amount of all debts and liabilities (including all transaction costs, transfer taxes, prepayment penalties if applicable, and contingent liabilities) were subtracted, the Company were dissolved and all of its assets distributed in accordance with Section 10.3. Failure by the Non-Electing Member to give a Purchase or Sale Notice within the sixty (60) day election period shall be deemed an absolute, irrevocable and binding election to sell at the Purchase Price. The buy/sell closing shall be held on a date not more than sixty (60) days after the date of the Purchase or Sale Notice (or lapse of the forty-five (45) day period referred to in this Section 4.4(b)). Any Member shall have the right to extend the closing for an additional fifteen (15) days upon written notice to the other Member. At the closing, in return for the Purchase Price, the selling Member shall execute, acknowledge and deliver such documents as the purchasing Member may reasonably require to vest in the purchasing Member (or its designee) the selling Member's then existing Membership Interests, free and clear of all liens, encumbrances, claims of others, and charges of others, and charges of any kind, and the purchasing Member shall tender the Purchase Price in cash or by immediately available funds to the selling Member. There shall be an adjustment in the Purchase Price for any Member Loans owed by or to the Members, it being the intent that such Member Loans will be fully paid and satisfied in connection with the sale and purchase of Membership Interests hereunder.

4.5 Insurance. The Managers shall maintain and be named as an insured on primary general liability insurance, without exclusion for "insured versus insured" claims, crime or other comparable insurance or bond (including coverage's for employee dishonesty and property of others with a joint loss payable provision), in an amount reasonably approved by the Managers, for all employees, officers, directors or other agents of the Managers or any of their Affiliates that handle funds of the Company or otherwise hold a position of trust with the Company. The cost of any bond or insurance under this paragraph shall be borne by the Company.

4.6 Affiliate Agreements.

(a) Neither the Managers nor any of their Affiliates shall receive any salary or other direct or indirect compensation for any services or goods provided in connection with the Company without the consent of the Members. Any such salary or other compensation shall be comparable to what would be paid to an independent third party in an arms' length transaction, unless the consent of the Members is specifically obtained to the particular salary or compensation. Any Member may engage independently or with others in other business ventures of every nature and description, and neither the Company nor any other Member shall have any rights in and to such independent ventures or the income or profits derived therefrom.

(b) In accordance with subparagraph (a) above, the Members hereby approve the Company to engage any Member, or a designated Affiliate thereof, or any other third-party service provider, in each case subject to the consent of the Members, to provide fund administrative, accounting or CFO, CCO, or CRO services to the Company.

(c) Notwithstanding anything herein to the contrary, no Manager (nor their Affiliates) shall be reimbursed for overhead expenses incurred in connection with the Company including but not limited to rent, depreciation, utilities, capital equipment, or other administrative items (except for out of pocket administrative items directly related to the Company purposes, such as food / meal expenses for meetings, postage, etc.) In addition, the following expenses or costs incurred by or on behalf of a Manager shall be at the sole cost and expense of the Manager and shall not be reimbursed by the Company: (i) cost attributable to losses arising from Excluded Indemnification Matters on the part of such Manager or such Manager's Affiliates, associates or employees; and (ii) cost of insurance purchased by such Manager for its own account.

(d) The Members acknowledge that each is a party to the License Agreement which relates to the licensing and commercialization of certain financial products based on indexes owned by T3 and includes certain revenue-sharing provisions. The Members hereby agree that, notwithstanding anything to the contrary in the License Agreement, this Agreement sets forth the entire agreement between the Members with respect to the Products and that T3 shall be permitted under this Agreement, and consistent with the License Agreement, to license any indexes that T3 has developed or will develop to other issuers. Except as provided in this Agreement, nothing in this Agreement shall supersede, or otherwise interfere with, the terms and conditions of the License Agreement.

4.7 Manager's Time and Effort; Conflicts. The Managers shall manage the affairs of the Company to the best of their ability, shall use their best efforts to carry out the purpose of the Company, and shall devote to the Company such time as may be necessary for the proper performance of their duties and the business of the Company. The Managers shall implement the Company purposes in connection with the Operating Plan. The Managers or any Affiliates of the Managers or any other Member (or Affiliate thereof) may engage in any business or activity, including those which may conflict or compete with the Company, and any such Member shall not be required to offer any opportunity in any business or activity to such Persons or otherwise provide compensation to such Persons therefor.

4.8 Indemnification of the Managers.

(a) No Manager nor any Affiliate thereof shall have liability to the Company or to any Member for any loss suffered by the Company which arises out of any action or inaction of such Manager or Affiliate thereof if (i) such Manager or Affiliate thereof in good faith determined that such course of conduct was in the best interest of the Company, and (ii) such course of conduct did not constitute an Excluded Indemnification Matter on the part of such Manager or Affiliate thereof.

(b) The Managers and any of their respective Affiliates, shall be indemnified and held harmless by the Company against its losses, judgments, liabilities, expenses and amounts paid in settlement of any claims brought by any third party against the Managers and any of their respective Affiliates in connection with the Company, provided that all of the following conditions are met: (i) it is determined, in good faith, that the course of conduct which caused the loss, judgment, liability, expense or amount paid in settlement was in the best interest of the Company; (ii) such loss, judgment, liability, expense or amount paid in settlement was not the result of an Excluded Indemnification Matter on the part of such Manager; and (iii) such indemnification or agreement to hold harmless is recoverable only out of the assets of the Company, and not from any Member.

(c) The Company shall not incur the cost of the portion of any insurance, other than public liability insurance, which insures any party against any liability as to which such party is herein prohibited from being indemnified.

(d) No Manager will be indemnified for any of the following; (i) violations of law, (ii) actions outside its scope of authority granted under this Agreement, (iii) any actions or omissions that result in a violation of this Agreement; (iv) misrepresentation of a material fact; (v) or any act constituting an Excluded Indemnification Matter.

(e) Notwithstanding anything else set forth herein, this indemnification in this Section 4.8 shall survive the termination of this Agreement.

4.9 Indemnification of the Company.

(a) Each Manager will indemnify and hold the Company harmless from and against any and all losses, damages and liabilities (including reasonable attorney's fees) which the Company may incur by reason of the past, present or future actions or omissions of such Manager or any of its Affiliates which constitutes or is the result of, an Excluded Indemnification Matter provided that the loss, damage, liability, expense or the amount of the indemnification paid was not the result of an Excluded Indemnification Matter on the part of the Investor Member and such indemnification or agreement to hold harmless is recoverable only out of the assets of the Company and not from such Manager.

(b) Notwithstanding anything else set forth herein, this indemnification in this Section 4.9 shall survive the Withdrawal of any Member, the Transfer of any Member's Membership Interest and/or the termination of this Agreement.

4.10 Company Subsidiaries. All references in this Article 4 (and otherwise contained in this Agreement) to the authority granted Managers with respect the Company shall also be deemed to include Managers' authority with respect to any wholly- or partially-owned subsidiary of the Company.

4.11 Waiver of Fiduciary Duty. The duties of Members to each other shall be solely as expressly set forth in this Agreement. Except as expressly set forth in this Agreement, the Managers shall have no liability for the breach of any implied duties that otherwise may arise by application of law, course of dealings or otherwise, including (without limitation) any fiduciary duties, which duties and liabilities are hereby waived and eliminated to the fullest extent permitted by law, provided, however that nothing in the Agreement shall limit or waive any liability that either Member may have for any act or omission that constitutes a violation of the implied contractual covenant of good faith and fair dealing under the Act.

ARTICLE 5
DISTRIBUTIONS

5.1 Distributions to the Members.

(a) Distributions of Company assets shall only be made in accordance with this Article 5 and Article 10.

(b) The Company's Net Cash Flow will be determined on a monthly basis by the Managers. Net Cash Flow shall be distributed within fifteen (15) days after the end of each month of the Fiscal Year. Subject to clause (c) below, the Company's Net Cash Flow shall be distributed 66 2/3% to MIAX and 33 1/3% to T3.

(c) Pursuant to the terms of Section 3.3, prior to making any distribution under Section 5.1, the Company shall distribute out of Net Cash Flow to each Non-Defaulting Member, an amount equal to the then outstanding Member Loans funded by such Non-Defaulting Member.

5.2 Limitations on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Member if such distribution would violate the Act or any restriction or limitation on such distribution expressly set forth elsewhere in this Agreement.

ARTICLE 6
ALLOCATIONS

6.1 General. The Net Income, Net Losses, and individual items of income, gain, loss, deduction, and tax credits for each relevant period will be allocated to the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is as nearly as possible, equal (proportionately) to (a) the distributions that would be made to such Member pursuant to Section 5.1 if the Company were dissolved, its affairs were wound up, its assets were sold for cash equal to their value, its liabilities were satisfied, and the net remaining assets were distributed pursuant to Section 5.1, minus (b) the sum of such Member's share of partnership minimum gain, such Member's share of partner nonrecourse debt minimum gain and such Member's deemed obligation, if any, to restore any deficit balance in its capital account (as determined according to Treasury Regulations Sections 1.701-2(i)(5), 1.704-2(g), and 1.704-2(b)(2)(ii)(c), respectively). For purposes of making allocations pursuant to this paragraph prior to the dissolution of the Company, all assets held by the Company shall be deemed to have a value equal to their Gross Asset Value (and payments to any holder of nonrecourse debt are limited to the Gross Asset Value of the assets securing repayment of such debt).

6.2 Special Allocations. Notwithstanding anything to the contrary in Section 6.1, the following special allocations will apply:

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this Article VI, if there is a net decrease in Company Minimum Gain during any relevant period, each Member shall be specially allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in an amount that equals such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant to the sentence. The items to be allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.2(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Section 6.2(b), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any relevant period, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704¬2(i)(5), shall be specially allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in an amount that equals such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain that is attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant to the sentence. The items to be allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.2(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate a deficit in the Member's capital account created by such adjustments, allocations, or distributions as quickly as possible. This Section 6.2(c) is intended to constitute a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3).

(d) Gross Income Allocation. In the event any Member has a deficit balance in such Member's Capital Account (as determined after all other allocations provided for in this Article VI (other than Section 6.2(c)) have been tentatively made and after crediting such Capital Account for any amounts that such Member is obligated to restore or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), items of Company gross income and gross gain shall be specially allocated to such Member in an amount and manner to eliminate such deficit (as so determined) as quickly as possible.

(e) Nonrecourse Deductions. In accordance with Treasury Regulations Section 1.704-2, any Nonrecourse Deductions for any relevant period shall be specially allocated among the Members in accordance with the Members' respective Allocation Percentages.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any relevant period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(g) Recapture Income. Any recapture income resulting from the sale or other taxable disposition of any Company asset shall be allocated, to the extent possible, among the Members in the same proportion that the deductions that directly or indirectly resulted in such recapture income were allocated and in a manner that is consistent with Treasury Regulations Sections 1.1245-1(e) and 1.1250-1(f).

(h) Limitation on Member's Loss Allocations. Company losses shall not be allocated to a Member if the allocation of losses would cause the Member to have a negative balance in the Member's Capital Account in excess of the sum of (i) the amount, if any, that the Member is obligated to restore to the Company under this Agreement and (ii) the amount that the Member is deemed to be obligated to restore to the Company pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5). Company losses that cannot be allocated to a Member shall be allocated to the other Members; provided, however, that, if no Member may be allocated Company losses due to the limitations of this Section 6.2(h), Company losses will be allocated to all Members in accordance with this Agreement (without regard to this Section 6.2(h)).

(i) Code Section 754 Adjustments. Pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to the extent an adjustment to the adjusted tax basis of any Company asset under Code Section 734(b) or 743(b) is required to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner that is consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Treasury Regulations.

(j) Curative Allocations. The allocations set forth in Sections 6.2(a) – (i) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all

Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 6.2(j). Therefore, notwithstanding any other provision of this Article VI (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner they determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 4.1. In exercising their discretion under this Section 6.2(j), the Managers shall take into account future Regulatory Allocations under Sections 6.2(a) and 6.2(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 6.2(e) and 6.2(f).

6.3 Tax Allocations.

(a) General. Except as otherwise provided in Section 6.3(b), as of the end of each relevant period, items of Company income, gain, loss, deduction, and expense shall be allocated for federal, state, and local income tax purposes among the Members in the same manner as the income, gain, loss, deduction, and expense of which such items are components were allocated to Capital Accounts pursuant to this Article VI.

(b) Code Section 704(c) Allocations. In accordance with Code Sections 704(b) and 704(c) and the Treasury Regulations promulgated thereunder, Company income, gains, deductions, and losses with respect to any property contributed to the capital of the Company shall be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at that time (to be computed in accordance with the Treasury Regulations). If Company property is revalued in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv) at any time, subsequent allocations of Company income, gains, deductions, and losses with respect to such property shall take into consideration any variation between such property's revaluation and its adjusted basis for federal income tax purposes in the same manner as the variation is taken into consideration under Code Section 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Managers in a manner that reasonably reflects the purpose and intention of this Agreement.

6.4 Books of Account. The Company shall keep complete and accurate records and accounts necessary or convenient to record the Company's business and affairs and sufficient to record the determination and allocation of all items of income, gain, loss, deduction and credit, distributions and other amounts as may be provided for herein, including records and accounts of all Company revenues and expenditures and of the acquisition, ownership and disposition of all assets of the Company.

6.5 Fiscal Year. The fiscal year of the Company shall end on the 31st day of December of each year (the "Fiscal Year").

6.6 Tax Returns and Information.

(a) Tax Returns. The Company shall cause income and other required federal, state and local tax returns for the Company to be prepared. The Company shall make such other elections as it shall deem to be in the best interests of the Company and the Members. The cost of preparation of such returns by outside preparers, if any, shall be borne by the Company. In the event of a transfer of an interest in the Company permitted under this Agreement, the Company shall, at the request of the transferring Member, file an election under Code Section 754 to adjust the basis of the assets of the Company in accordance with the provisions of Code Section 743. Any costs associated with such election (such as accounting fees) shall be borne by the transferring Member.

(b) Schedule K-1. The Company shall furnish to each Member (i) as soon as reasonably possible after the close of each Fiscal Year (but in no event in excess of 90 days), such information concerning the Company as is reasonably required for the preparation of such Member's income tax returns (provided, however, that if the Company is unable to deliver a Schedule K-1 by April 1 following the close of the Fiscal Year, the Company shall use its best efforts to provide a requesting Member with a good faith estimate of such information) and (ii) as soon as reasonably possible after the close of each of the Company's first three fiscal quarters of each Fiscal Year such information concerning the Company as is reasonably required to enable the Member to pay estimated taxes.

6.7 Partnership Representative.

(a) Designation as Partnership Representative. With respect to any taxable year of the Company, MIAX or another Person designated by the Managers (which shall be a Joint Decision), shall be the "partnership representative" as such term is defined in Code Section 6223(a) (the "Partnership Representative"). The Managers (or, to the extent permitted by law, the Partnership Representative) shall from time to time appoint an individual that it determines appropriate to be the "designated individual" within the meaning of Code Section 6223 and the Treasury Regulations issued thereunder.

(b) Powers and Responsibilities. Subject to Section 4.3(z):

(i) The Partnership Representative shall determine all tax-related matters of the Company, and shall be authorized to take any actions necessary or helpful with respect to responding to any audit, administrative request, examination or investigation of any return (including with respect to any judicial or administrative tax proceeding involving the Company, the determination of the allocation of any resulting taxes, penalties and interest among the Members, and the determination of whether to elect the application of the provisions of any provision of law, regulation or practice governing any tax controversy or proceeding).

(ii) Without limiting the authority of the Partnership Representative under this Section 6.7, the Partnership Representative, shall be authorized to, and may (in any combination it so chooses) elect to or elect not to, (i) cause the Company to elect under Code Section 6221(b) to make Subchapter C of Chapter 63 of the Code inapplicable to the Company and take all actions, including disclosures and notifications, necessary to effectuate such election, (ii) cause the Company to elect under Code Section 6226(a) and take all actions such that, to the extent the Partnership Representative considers practicable, all tax adjustments are taken into account by current or former Members as provided in Code Section 6226(b), (iii) in the event that the Company is assessed an imputed underpayment, utilize the procedures established under Code Section 6225(c) to reduce such imputed underpayment to the extent the Partnership Representative considers practicable, (iv) cause the Company to file a request for an administrative adjustment under Code Section 6227, and (v) take any similar applicable action to those described in (i)-(iv) with respect to any "push out" statement furnished to the Company by a lower-tier partnership in accordance with Proposed Treasury Regulation Section 301.6226-3(e).

(c) Limitation of Liability; Indemnity.

(i) Each Member agrees to hold the Partnership Representative harmless from (and to indemnify such persons for any interest, penalties, tax liabilities or other damages, whether direct, indirect or consequential, from) any decision made by the Partnership Representative in connection with the exercise of its powers, whether or not described explicitly herein, including any tax election, filing position, or administrative or judicial proceeding (including without limitation any administrative adjustment request) involving any U.S. federal, state, local or non-U.S. tax. This shall include any amount by which any Member's Capital Account is adjusted, as well as any amount expended by the Company in the discretion of any of the foregoing parties in connection with representing the Company in the manner described herein.

(ii) In the event that a tax liability or other tax-related amount is asserted against the Partnership Representative it shall have the right to be reimbursed by the Members (including any former Member or its successor, as applicable) to whom, in the opinion of the Managers, such amount is economically attributable.

(iii) The exculpation and indemnity described by this Section 6.7(c) shall survive a Member's ceasing to be a Member in the Company and the termination, dissolution, liquidation and winding up of the Company.

(d) Document Requests. Each former and current Member agrees to execute, acknowledge, deliver, file or record at the appropriate public offices such documents as may be requested by the Company or Partnership Representative that are necessary or (in the sole opinion of the applicable Partnership Representative) helpful to the appointment of the Partnership Representative and/or the execution of any of its powers or duties, whether or not described herein, including Section 6.7(b) above.

(e) Consistency of Tax Returns.

(i) Except as otherwise required by law, each current and former Member agrees to not treat any Company tax item on such Member's U.S. federal, state or local income tax return in a manner that is inconsistent with the presentation of such item on the Company's own return, including, without limitation, the Schedule K-1 provided by the Company to such Member or any "push-out" statement furnished by the Company to such Member in accordance with Proposed Treasury Regulation Section 301.6226-3(e), without the prior written consent of the Partnership Representative, which the Partnership Representative may withhold in its discretion.

(ii) Each Member agrees that it will not file any claim or petition with any administrative authority or in court with respect to any tax matter of the Company without the prior, written consent of the Partnership Representative.

(iii) Each current or former Member who is both permitted to and elects to participate in any tax proceeding shall be responsible for any expenses incurred by such Member in connection with such participation. The cost of any resulting audits or adjustments of a Member's U.S. federal, state or local income tax return shall be borne solely by such Member.

(iv) A Member's obligations under this Section 6.7(e) shall survive such Member's ceasing to be a Member in the Company and the termination, dissolution, liquidation and winding up of the Company.

(f) Expenses, Claim Resolutions and Adjustments.

(i) The Company shall bear the cost of any professional fees for such accountants, attorneys and agents as the Partnership Representative determines are necessary or useful to the conduct of its tax-related duties.

(ii) In the event that the Company is responsible for the payment or deposit of any imputed underpayment in respect of an administrative adjustment pursuant to Code Section 6225(a) or any similar tax-related amount (including but not limited to amounts due with respect to any administrative adjustment request or any "push-out" statement furnished to the Company by a lower-tier partnership in accordance with Proposed Treasury Regulation Section 301.6226-3(e), as well as any interest or penalties), the Managers shall be authorized in their sole discretion to make such adjustments to allocations and/or distributions to the Members (including by treating the relevant payment as a distribution to a Member and/or a withdrawal in whole or in part by one or more Members) so that, to the extent possible and commercially reasonable, the amount of such payment or deposit is equitably borne by the Members (and, to the extent practicable, former Members or their successors) on such basis as the Managers may in their discretion determine.

(iii) A Member's obligations under this Section 6.7(f) shall survive such Member's ceasing to be a Member in the Company and the termination, dissolution, liquidation and winding up of the Company.

ARTICLE 7
ACCOUNTING AND RECORDS

7.1 Reports; Operating Plans.

(a) The Managers will prepare and deliver to each Member, at least three Business Days prior to each distribution made under ARTICLE V, a written report calculating the distributions of Net Cash Flow for the relevant distribution date.

(b) The Managers will jointly prepare or cause to be prepared, and will submit to each Member for the approval of the Members, a combined annual operating plan and consolidated budget for the Company, no later than 45 calendar days prior to the start of each Fiscal Year (the "Operating Plan") commencing with Fiscal Year 2021. Within 20 calendar days of the submission of the proposed Operating Plan, each Member that wishes to do so will provide written comments to the Managers and request any additions or modifications to the Operating Plan. The Managers will in good faith consider all such additions and/or modifications and attempt to revise the proposed Operating Plan to accept and harmonize, to the maximum practicable extent, the comments and requests of the Members and will no fewer than 15 calendar days prior to the start of the Fiscal Year submit to the vote of the Members such revised Operating Plan. Such revised Operating Plan, so approved by the Members, will be the "Approved Operating Plan" for the applicable Fiscal Year. If the Members do not approve a proposed Operating Plan before the beginning of any Fiscal Year, then the Operating Plan for the preceding Fiscal Year, increased by the percentage increase in the Consumer Price Index over the prior year, will remain in effect as the Approved Operating Plan for the new Fiscal Year until such time as a new Operating Plan is approved by the Members. The Managers shall operate the Company in accordance with the Approved Operating Plan for such Fiscal Year; provided, however, the Managers may incur aggregate expenses in a Fiscal Year which do not exceed 105% of the aggregate expenses set forth in such Approved Operating Plan without the consent of the Members. The Managers shall promptly notify the Members of any actual or expected material deviation from the Approved Operating Plan and may from time to time submit to the Members for their review and approval requested amendments to the current Approved Operating Plan to reflect such deviations. Nothing in this Section 7.1(b), however, limits the right of the Managers to make any Emergency Expenditure they determine is necessary as a result of an Emergency; provided, that the Managers shall give the Members reasonably prompt notice of such Emergency and such Emergency Expenditures.

(c) The Managers will submit promptly to each Member notice of any action that would constitute a Joint Decision.

7.2 Company Books and Records.

(a) The Managers will, on behalf of the Company, maintain full and accurate books of account, financial records and supporting documents, which will in all material respects reflect, completely, accurately and in reasonable detail each transaction of the Company, and such other matters as are customarily entered into the records or maintained by Persons engaged in a business of like character or as are required by applicable law. The books of account, financial records, and supporting documents and the other documents and writings of the Company will be kept and maintained by the Managers at the principal office of the Company. The financial records and reports of the Company will be kept in accordance with GAAP and kept on an accrual basis.

(b) Upon at least five (5) Business Days prior notice to the Managers, all books and records of the Company will be open to inspection and copying by any of the Members or their representatives during business hours and at such Member's expense, for any purpose reasonably related to such Member's interest in the Company; provided, that any such inspection or copying is conducted in a manner which does not unreasonably interfere with the Company's business.

7.3 Financial Statements.

(c) Within 60 calendar days after the end of each quarter beginning with the quarter ending March 31, 2021 (excluding the quarter ending on the last day of each Fiscal Year), the Managers shall furnish to each Member unaudited consolidated financial statements with respect to such quarter for the Company consisting of (A) a consolidated balance sheet showing the Company's financial position as of the end of such quarter, and (B) consolidated profit and loss statements for the Company for such quarter.

(d) As soon as practical after the end of each Fiscal Year, beginning with the Fiscal Year ending September 30, 2021, but in any event within 120 calendar days after the end of each Fiscal Year, the Managers shall furnish to each Member consolidated financial statements with respect to such Fiscal Year for the Company that are audited and certified by an accounting firm selected by the Managers, consisting of (A) a consolidated balance sheet showing the Company's financial position as of the end of such Fiscal Year, (B) consolidated profit and loss statements for the Company for such Fiscal Year, (C) a consolidated statement of cash flows for the Company for such Fiscal Year and (D) related footnotes.

(e) Within 120 days after the end of each Fiscal Year, the Managers shall furnish to each Member such Member's Schedule K-1.

7.4 Company Tax Elections; Tax Controversies. It is the intent of the Company and the Members that the Company be treated as a partnership for state, federal and local income tax purposes. The Managers agree that they (a) will not cause or permit the Company to elect, without the approval of the Members, (1) to be excluded from the provisions of Subchapter K of the Code, or (2) to be treated as an association taxable as a corporation for federal, state or local income or other tax purposes; and (b) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for federal income tax purposes.

ARTICLE 8
TRANSFERS AND ENCUMBRANCES OF COMPANY INTERESTS

8.1 Transfers.

(a) Except as may be expressly provided in this Article 8 or with the consent of all other Members, no Member may Transfer all or any portion of its Membership Interest (or any right to receive distributions). Any purported Transfer of any Membership Interest (except as expressly permitted or consented to by all other Members as aforesaid) shall be null and void. Any Transfer of direct or indirect ownership interests in a Member shall be treated as a Transfer pursuant to this Agreement and shall be prohibited except as otherwise set forth in Section 8.1(b).

(b) Notwithstanding the restrictions on Transfers under Section 8.1(a), any Member may Transfer all or any part of its Membership Interest to any Affiliate of the transferor Member or to any other Member.

(c) In connection with any Transfer hereunder, the Transfer will only be permitted if, prior to completion of such Transfer, the following shall be provided to the Company and the Members (a) a written agreement of the transferee, in form and substance satisfactory to the Members, to be bound by this Agreement, which shall include an agreement by the transferee to execute any and all other documents that the Company and the Members may deem necessary or appropriate to effect and evidence such Transfer and the agreements indicated above; (b) if requested by the Company or a Manager, an opinion of counsel, satisfactory in form and substance to the Company and the Members, that such Transfer will not terminate the Company or impair its tax status, and that the Transfer constitutes an exempt transaction and does not require registration under applicable federal or state securities laws; (c) compliance with any lender restrictions, if any, (d) the assignee shall have paid to the Company the amount determined by the Managers to be equal to the costs and expenses incurred by the Company in connection with such Transfer; (e) the assignee shall acknowledge that the Membership Interest has not been registered under the Securities Act of 1933, as may be amended, from time to time, or any applicable state securities laws, in reliance upon exemptions therefrom, and shall covenant, represent, and warrant that the assignee is acquiring the Membership Interest for investment only and not with a view to the resale or distribution thereof; and (f) the assignee shall furnish the Managers with such other similar information or documentation as the Managers may reasonably request.

Upon any permitted Transfer of a Membership Interest pursuant to this Section 8.1, the transferor and transferee shall file with the Company an executed or authenticated copy of the written instrument of assignment. Any transferee under this Section 8.1 shall, as a condition to the effectiveness of the assignment to it of the economic benefits of Membership Interest, acknowledge in writing that the rights to the Membership Interest acquired by it are subject to the restrictions on Transfers set forth in this Article 8.

8.2 Substitution of Permitted Transferee for Member.

(a) A transferee of a Membership Interest pursuant to Sections 8.1 shall have the right to become a substituted Member with respect to the Transferred Membership Interest if, and only if, the Members receive written instruments (including, without limitation, such Person's consent to be bound by this Agreement as a substituted Member and by any guarantees to which the transferring Member is a party relating to indebtedness of the Company) that are in a form reasonably satisfactory to the Members. In addition, the transferee Member agrees, at the option of the non-transferring Member, to pay any filing fees, reasonable counsel fees, and other reasonable expenses in connection with such transfer.

(b) Unless substituted for a Member under this Section 8.2, a transferee or assignee shall have only the rights to receive the distributions of Net Cash Flow and allocations of Net Income and Net Losses (and items thereof) that the transferor or assignor Member would have received but shall not have any other rights in or to the Company, including (without limitation) rights to vote on actions requiring the consent or approval of the Members, or to inspect the books and records of the Company. All such rights shall remain with the transferor Member.

8.3 Prohibited Assignment.

(a) Unless in each of the following instances the non-transferring Member shall give its express written consent, no Membership Interest may be Transferred to:

(i) a minor or incompetent (other than to a guardian, custodian or conservator appointed to handle the affairs of such person);

(ii) any Person not permitted to be a transferee under law;

(iii) any non-citizen of the United States, unless such person or entity is a United States resident subject to federal income taxes; or

(iv) any citizen not a resident in the United States.

ARTICLE 9
ADDITIONAL MEMBERS

9.1 Admissions and Resignations. No Person shall be admitted to the Company as an additional Member except in accordance with Section 8.2. Neither the admission of a Member nor the resignation of a Member, whether in accordance with this Agreement or not, shall cause the dissolution of the Company. Any purported admission, resignation or removal which is not in accordance with this Agreement shall be null and void. Notwithstanding the foregoing, a Member that Transfers all of its Membership Interest in a manner permitted by Article 8 shall automatically cease to be a Member of the Company.

ARTICLE 10
DISSOLUTION AND WINDING UP

10.1 Dissolution and Distributions of Property. Except for dissolution expressly permitted by this Agreement, no Member shall have the right to, and each Member hereby agrees that it shall not (and hereby irrevocably waives any right to), seek to dissolve or cause the dissolution of the Company or to seek to cause a partial or whole distribution or sale of any of the Company's assets, whether by court action or otherwise, it being agreed that any actual or attempted dissolution, distribution or sale would cause a substantial hardship to the Company and the remaining Member(s).

10.2 Dissolution Events. The Company shall be dissolved upon the earlier to occur of one of the following events:

(a) upon the sale, transfer or disposition of all of the Company property and all interests of the Company therein;

(b) upon the mutual consent of the Members; or

(c) the happening of any other event causing its dissolution under the Act.

Notwithstanding anything contained herein to the contrary, to the extent permitted by applicable law, an Event of Bankruptcy respecting the Company shall not cause dissolution of the Company.

10.3 Liquidation and Final Distribution Proceeds.

(a) Upon the dissolution of the Company pursuant to Section 10.2, the Company shall thereafter engage in no further business other than that which is necessary to wind up the business, and the Managers, in accordance with its authority hereunder, shall liquidate the Company assets and distribute the cash proceeds therefrom. The cash proceeds from the liquidation of Company assets shall be applied or distributed by the Company in the following order:

(i) First, to the creditors of the Company (including, without limitation, Members who are creditors) in satisfaction of liabilities of the Company other than liabilities for distributions to Members; and as reasonable reserves therefor.

(ii) Second, any balance to the Members in accordance with Section 5.1, such distribution to be made by the end of the taxable year in which such liquidation occurs (or, if later, within ninety (90) days after the date of the receipt by the Company of the proceeds of liquidation).

(b) The Managers may apply or distribute non-cash assets of the Company upon final liquidation (in accordance with the foregoing provisions of Section 10.3(a)) and such non-cash assets shall be valued at their fair market value, as reasonably determined by the Managers net of any liabilities secured by such property that the distributee is considered to assume, or take subject to.

10.4 No Capital Contribution Upon Dissolution. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, its Capital Contributions thereto, its Capital Account and its share of Net Income or Net Losses, and shall have no recourse therefor (upon dissolution or otherwise) against the Managers or any other Member thereof. If, upon liquidation of the Company or upon liquidation of a Member's interest in the Company, a Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which the liquidation occurs), such Member shall not be obligated to make any capital contribution with respect to such deficit.

ARTICLE 11
REPRESENTATIONS AND WARRANTIES OF THE MEMBERS

11.1 Representations of the Members. Each Member represents, warrants and covenants to the other Members as of the Agreement Date the following:

(a) The Member is an entity duly organized, validly existing and in good standing under the laws of the state of its formation, and each jurisdiction where it is required to qualify to do business, and has complied with all filing requirements necessary for its existence and to preserve the limited liability of the Members.

(b) No event or proceeding has occurred or is pending or, to its knowledge, threatened, which would materially adversely affect the ability of the Member to perform its obligations under this Agreement or any other agreement specifically contemplated under Section 4.6. This Section 11.1(b) shall be deemed to include, without limitation, the following: (i) legal actions or proceedings before any court, commission, administrative body or other governmental authority having jurisdiction over the Product; and (ii) acts of any governmental authority.

(c) (i) There is no action, suit, proceeding or investigation pending or, to the knowledge of the Member, threatened against the Company or the Member, and (ii) to its knowledge, neither the Company nor the Member is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that would have a Material Adverse Effect.

(d) Neither the execution and delivery by the Member of this Agreement nor the performance of any of the actions of the Member contemplated hereby has constituted or will constitute a violation of (a) the certificate of formation or incorporation, by-laws, operating agreement or other organizational documents of the Member, (b) any agreement by which the Member is bound or to which any of its property or assets is subject, or (c) any law, administrative regulation or court decree.

(e) Neither the Member nor, to the Member's knowledge, any of its stockholders, managers, beneficiaries, partners, or principals, is subject to Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the "Executive

Order") or is listed on the United States Department of the Treasury Office of Foreign Assets Control list of "Specially Designated Nationals and Blocked Persons" as modified from time to time, and none of them is otherwise in violation of the provisions of the Executive Order or the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act").

(f) No Event of Bankruptcy has occurred with respect to the Member or any Controlling Person.

ARTICLE 12
MISCELLANEOUS

12.1 Amendment by Members. Except as otherwise stated in this Section 12.1, the written approval of each Member shall be required to amend or waive any provision of this Agreement. Notwithstanding the foregoing, any provision of this Agreement may be amended or waived from time to time by the Managers, without the consent of the Members, only to the extent that such amendment or waiver is necessary or advisable in the reasonable opinion of the Managers: (i) to qualify or continue the qualification of the Company as a limited liability company in which the Members have limited liability under the laws of any state; (ii) to ensure that the Company will be treated as a partnership for state, federal and local income tax purposes; (iii) to ensure that all allocations of Net Income and Net Losses are respected for state, federal and local income tax purposes; and (iv) to properly reflect the Members and their respective interests in the Company, as such Members may change due to admissions and resignations of Members, and the making of additional Capital Contributions, in each case in accordance with this Agreement. Except as otherwise provided herein, no amendment or waiver that would alter a Member's Capital Contribution, Capital Account or Percentage Interests in the Company (except to the extent that such are indirectly affected by any amendments or waivers, including, without limitation, those pertaining to the admissions or resignations of Members), a Member's right to distributions, a Member's approval rights, the liability of a Member to third parties, or the removal of any Member shall be permitted without the prior approval of the Member so affected.

12.2 No Assignments; Binding Effect. This Agreement shall not be assigned or otherwise Transferred (by operation of law or otherwise) by any Member (except as may be expressly permitted in this Agreement). This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and assigns permitted in accordance with this Agreement and the Act.

12.3 Notices. Any notice, approval, consent or other communication required or permitted to any Member and/or the Company under this Agreement shall be in writing, directed to the address set forth in Exhibit A (subject to change on no less than ten (10) business days' prior notice from any Member to the other Members and/or the Company) and shall be deemed to have been duly given or made: (i) if delivered personally by courier or otherwise, then as of the date delivered or if delivery is refused, then as of the date presented, (ii) if sent or mailed by Federal Express, Express Mail or other overnight mail service, then as of the first business day after the date so mailed; (iii) if sent or mailed by certified U.S. Mail, return receipt requested, then as of the third business day after the date so mailed; or (iv) if given by e-mail or telecopy, when such e-mail or telecopy is transmitted during normal business hours and confirmation of transmission by the sender's computer or machine, provided that transmission occurs during normal business hours.

12.4 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any Member in the exercise of any power, right or privilege hereunder shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or legal or equitable remedies otherwise available.

12.5 Waivers. No waiver by any Member of any default with respect to any provision, condition or requirement hereof shall be deemed to be a waiver of any other provision, condition or requirement hereof; nor shall any delay or omission of any Member to exercise any right hereunder in any manner impair the exercise of any such right accruing to it hereafter.

12.6 Preservation of Intent. If any provision of this Agreement is determined by any court having jurisdiction to be illegal or in conflict with any laws of any state or jurisdiction, then the Members agree that such provision shall be modified to the extent legally possible so that the intent of this Agreement may be legally carried out. If any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect or for any reason, then the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected, it being intended that all of the Members' rights and privileges shall be enforceable to the fullest extent permitted by law.

12.7 Entire Agreement. This Agreement sets forth the entire and only agreement or understanding between the Members relating to the subject matter hereof and supersedes and cancels all previous agreements negotiations, commitments and representations in respect thereof among them.

12.8 Survival. Other than the obligations set forth in Sections 3.4, 4.8, 4.9, 6.7, 12.15 and Articles 7 and 10, upon termination of the Company by the filing of a Certificate of Cancellation with the Secretary of State of the State of Delaware and other contractual relationships between the Members, if any, shall be unwound in their entirety.

12.9 Certain Rules of Construction. All Article or Section titles or other captions in this Agreement are for convenience only, and they shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Unless the context otherwise requires: (i) a term has the meaning assigned to it; (ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles; (iii) "or" is not exclusive; (iv) words in the singular include the plural, and words in the plural include the singular; (v) provisions apply to successive events and transactions; (vi) "herein" "hereof" and other words of similar import refer to this Agreement as a whole and not to any particular Article , Section or other subdivision; (vii) all references to "clauses," "Sections" or "Articles" refer to clauses, Sections or Articles of this

Agreement; and (viii) and any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms.

12.10 Counterparts. This Agreement may be executed in any number of counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original, and all of which, taken together, shall be deemed to constitute one and the same instrument. Counterpart signature pages to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.

12.11 Prevailing Party; Attorney's Fees. In the event of any judicial or other proceedings between or among the Members or any derivative action commenced by any Member as to the Company and/or this Agreement (and whether or not at any such time any such Person is a Member of the Company and whether or not the Company still then exists) or the interpretation of any provision of this Agreement or as to any of the relationships, rights, duties, obligations and other matters covered by this Agreement, the prevailing party in any such proceeding shall be entitled to full and complete recovery of all reasonable legal and other fees, costs and expenses incurred by such prevailing party in and as a result of any such proceedings, and in the case of a derivative suit in which the Company is not the prevailing party, then the Member instituting such suit shall be liable as the non-prevailing party.

12.12 Expenses. All fees and expenses, including without limitation attorneys' fees and expenses, incurred in connection with the initial organization of the Company, the negotiation and documentation related to this Agreement, the diligence conducted by the Members in connection with their decision to capitalize the Company, including their respective legal fees, shall be borne by the Company.

12.13 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, excluding any conflict of laws rule or principle that might refer the governance or construction of this Agreement to the law of another jurisdiction. The Members agree that any action or proceeding arising out of or relating to this Agreement may be brought in, and the Members hereby irrevocably submit with respect to any such action or proceeding to the nonexclusive jurisdiction of, any state or federal court in the State of Delaware. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH MEMBER HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING RELATING TO A DISPUTE AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

12.14 Press Releases. The Members shall consult with each other before issuing any press release or making any other public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such other public statement without the consent of the other party, which shall not be unreasonably withheld, except as such release or statement may be required by applicable law, in which case the party required to make the release or statement shall consult with the other party about, and allow the other party reasonable time (to the extent permitted by the circumstances) to comment on, such release or statement in advance of such issuance, and the party will consider such comments in good faith.

12.15 Confidentiality. As used herein, "Confidential Information" means all confidential or proprietary information about the Company, its direct and indirect subsidiaries or any of their respective Affiliates and businesses, including, without limitation the identity of any direct or indirect member of the Company, and their related parent organization, financial statements, reports, and this Agreement, and any confidential or proprietary information about the Company, its subsidiaries or any of their respective businesses to which a Member is provided access. Each Member agrees to use such Confidential Information solely for purposes reasonably related to such Member's investment in the Company, and to maintain all Confidential Information in the strictest confidence and not to disclose Confidential Information to any Person other than (a) with respect to its investors, partners or lenders in the ordinary course of business, and (b) its fiduciaries, agents or advisors who are subject to obligations of confidentiality at least as restrictive with respect to disclosure and use as the provisions of this Section 12.15. Each Member also may disclose Confidential Information to the extent necessary in order to comply with any law, order, regulation, ruling or governmental request applicable to such Member. A Member's obligation hereunder shall not apply to any Confidential Information that becomes publicly available through no fault or act of the Member or the disclosure of which is required by a court or governmental authority or otherwise required by law.

12.16 Use of Name. Neither Member shall use the name, trade name or trademark of the other Member or any parent organization, subsidiary or affiliate in any business dealing without the other Member's prior written consent.

[Signature Page Follows]

IN WITNESS WHEREOF, the Members have caused this Agreement to be duly executed by their respective and duly authorized representatives as of the date first above written.

MEMBERS:

T3i US HOLDINGS INC.

By: ______________________________
Name: Simon Ho
Title: President

MIAX FUTURES, LLC

By: ______________________________
Name: Mark Wetjen
Title: Chief Executive Officer

EXHIBIT A

SCHEDULE OF MEMBERS AND PERCENTAGE INTERESTS

Name of Member	**Percentage Interests**
T3i US Holdings Inc. c/o T3i Pty LTD Suite 504, Level 5 165 Phillip Street Sydney, NSW, 2000 Australia Attn: Simon Ho, CEO	49%
MIAX Futures, LLC c/o Miami International Holdings, Inc. 7 Roszel Road Suite 1A Princeton, NJ 08540 Attn: Mark Wetjen - CEO	51%